KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended December 31, 2008 and 2007

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KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

1.1

Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of February 9, 2009 and should be read in conjunction with the consolidated financial statements and related notes there of the Company, as at and for the nine months ended December 31, 2008 and 2007 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2008 and 2007, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition and exploration of resource properties.

The Company graduated to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX on December 20, 2008 under the trading symbol “KGN”.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers’ Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

As at the date hereof, the Company has mining interests in West Africa and has entered into the following agreements as at December 31, 2008:

1.

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

(a)

Cash payments:

-US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sametro on production (obligation renegotiated, see below).

(b)

Issuance of 780,000 common shares of the Company to Sametro over a three year period:

-40,000 common shares of the Company to Sametro upon Exchange approval

 (issued);

-120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

-380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below);

(c)

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below); and

-$1,000,000 by May 3, 2009 (obligation renegotiated, see below);

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

The Property:

 Keegan reported results from the resource conversion program at its Esaase property. Highlights include 11 m @ 6.5 g/t Au, 18m @ 2.77 g/t Au, 59 m @ 1.43 g/t Au, and 74 m @ 1.16 g/t Au. All infill drilling has returned intercepts with as good or better grade widths as the surrounding holes confirming good consistency to mineralization. Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts at the Esaase property having a minimum grade-width of approximately 15 g/t Au x meter. Intercepts with grade-widths of approximately 40 g/t Au x meter or higher are bolded. Distances are drilled in meters and grades reported in g/t Au.

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KERC502	8	32	24	1.03	KEDD508	13	22	9	1.11
KERC503	5	27	22	0.84	KEDD508	79	89	10	0.61
KERC503	50	57	7	0.82	KEDD508	96	109	13	0.91
KERC503	67	89	22	0.61	KEDD508	153	158	5	1.34
KERC503	103	108	5	0.83	KEDD509	140	154	14	0.81
KERC503	123	137	14	0.68	KEDD509	165	190	25	1.2
KERC503	156	178	22	1.75	KEDD509	1	12	11	6.55
including	156	157	1	14.55	including	4	5	1	49.1
KERC504	18	29	11	0.83	KERC512	0	59	59	1.43
KERC504	68	102	34	1.63	including	7	8	1	19.05
including	83	84	1	42.2	KERC513	0	54	54	0.75
KERC504	123	133	10	0.92	KEDD517	142	165	23	0.82
KERC504	142	152	10	1.09	KEDD518	107	116	9	1.07
KERC505	119	139	20	0.79	KEDD518	246.2	256	9.8	1.45
KERC506	125	152	27	1.2	including	247.2	248.2	1	11.8
including	151	152	1	14.7	KEDD518	283	294	11	1.16
KERC506	181	192	11	0.92	KEDD518	325	399	74	1.16
KERC506	223	232	9	1	including	378	379	1	38.7
KEDD507	72	98	26	0.64	KERC519	109	127	18	2.77
KEDD507	107	120	13	0.79	including	119	120	1	28.4

The full drill results on the Esaase Gold project may be found at www.keeganresources.com.

Keegan has contracted Lycopodium Engineering Pty. Ltd., a mining engineering firm based in Perth Australia, to coordinate scoping studies at the Esaase Project. The project personnel that Lycopodium has assigned to the project have extensive experience in Ghana, having worked in project study and design at the Akyem, Ahafo, and Tarkwa projects. Lycopodium and Keegan personnel are currently designing extensive metallurgical tests to investigate potential heap leach and CIL scenarios at Esaase.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

The Company reported results on its soil geochemical program from the Jeni Concession of the Esaase gold project located in southwest Ghana. The Jeni Concession was acquired in March of this year. Keegan has been testing the exploration potential of the property with VTEM airborne surveys as well as follow-up soil sampling. Keegan has results from 1695 soil samples to date, which reveal coherent > 50 ppb soil anomalies totaling over 10km in strike from three different structures along prominent bedrock resistivity breaks within the underlying bedrock. The combination of soil anomalies and resistivity breaks were excellent indicators of the significant initial 43-101 gold resource and subsequent extensions and new parallel gold discoveries made on the contiguous Esaase Concession to the northeast of Jeni. Other similarities are the presence of previously mined alluvial gold in small tributaries draining these new gold-in-soil discoveries. Keegan plans to continue to  expand on these results and will subsequently design trenching (where possible) and drilling programs. Please see www.keeganresources.com for a map showing the location of the mineralized structures and gold-in-soil anomalies.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase.

2.

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

(a)

payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)

issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)

completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property.

During the year, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

The Property:

On April 1st, 2008, Keegan acquired the Mt. Olives reconnaissance license, which brings the total land package of the combined Asumura property to over 900 square kilometers.

During the period, Keegan announced the results of the stream sediment survey on Mt. Olives concession at its Asumura project in NW Ghana. The most significant find of the program is an 18 km long zone of anomalous stream sediments that suggest the potential for a significant regional zone of mineralization. Keegan is currently further defining this zone with soil and augur sampling. Keegan is also pleased to announce results from the reconnaissance drilling program on the NW structure on its Asumura concession. Highlights include 11 m of 1.12 g/t Au, and 5 m @ 1.14 g/t Au all drilled along parallel fences of shallow holes designed to best intersect the structure. The fences are mostly 200-400 meters apart. Keegan had previously announced an intercept of 14 m of 4.48 g/t Au 600 meters to the south east of the closest intercept reported herein and will be following up with all the results with further exploration. Please see location map stream sediment results and drill hole locations at www.keeganresources.com.

Table 1. Intercept for discovery hole from the NW zone. All distance is reported in meters; all grade in g/t Au.

Fence	Hole ID	From	To	Width	Grade
NW157	KAR080157	69	75	6	0.67
NW163	KAR080163	39	48	11	1.12
NW169	KAR080169	14	24	10	0.5
NW180	KAR080180	88	93	6	0.77
NW197	KAR080197	74	79	5	1.14

Vincent Dzakpasu is the Qualified Person with respect to NI 43-101 at Asumura. The stream sediment samples from the Mt. Olives concession are assayed using BLEG technique on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.

1.3

Selected Annual Information

	2008	2007	2006
	$	$	$
Revenues ( interest and other income)	476,034	97,135	10,779
Net loss	4,316,042	4,381,139	2,989,019
Loss per share, basic and diluted	0.17	0.28	0.31
Total assets	34,669,516	21,493,513	2,372,212
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4

Results of Operations

Three months ended December 31, 2008 and 2007

During the three months ended December 31, 2008, the Company reported a loss of $119,068 or $0.004 per share compared to a loss of $1,897,042 or $0.08 per share during the previous period, representing a decrease in loss by $1,777,974. The decrease in loss during the three months ended December 31, 2008 resulted from a decrease in general and administrative expenses by $1,816,210 and a decrease in interest and other income by $38,236.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

Interest and other income decreased by $38,236 as a result of decreased investments during the current period. The Company has current investments in GIC of $4,000,000 as compared to investments in BA’s and GICs of approximately $15,000,000 in the prior period.

The decrease in general and administrative expenses of $1,816,210 during the three months ended December 31, 2008 resulted from increases in amortization of $11,573, rent, office and administration of $42,502, professional fees of $14,944, regulatory, transfer agent and shareholder information of $11,757 offset by decreases in bank charges of $5,024, consulting fees, directors’ fees and wages and benefits of $109,028, foreign exchange loss of $843,429, stock-based compensation of $464,649 and travel, advertising and promotion of $474,856. The over-all decrease in general and administrative expenses during the period was primarily attributable to the Company’s efforts to streamline its operations as a result of the current market conditions.

Below are the discussions on the significant changes in general and administrative expenses:

Consulting fees, directors’ fees and, wages and benefits decreased by $109,028 as a result of bonuses paid during the prior period to various directors, officers, employees and consultants for performances achieved during the prior year. Bonuses for the current year were paid out during the three months ended September 30, 2008.

Foreign exchange loss decreased by $843,429 as a result of an increase in the exchange rate of Ghanaian Cedis during the period. The Company recorded a foreign exchange gain of $471,781 during the three months ended December 31, 2008 as compared to a foreign exchange loss of $371,648 during the three months ended December 1, 2007.

Stock-based compensation decreased by $464,649 as there were no stock option grants during the current period. Stock-based compensation of $39,794 recorded during the three months ended December 31, 2008 resulted from compensation expense calculated for vested options during the period. In addition, a majority of the outstanding options were already vested as of the current period.

Travel, promotion and investor relations decreased by $474,856 as a result of a fee paid related to a mail out of investment materials during the prior period. No such expense was incurred during the three months ended December 31, 2008.

Nine months ended December 31, 2008 and 2007

During the nine months ended December 31, 2008, the Company reported a loss of $2,053,460 or $0.07 per share compared to a loss of $3,133,083 or $0.01 per share during the previous period, representing a decrease in loss by $1,079,623. The decrease in loss during the nine months ended December 31, 2008 resulted from a decrease in general and administrative expenses by $1,180,509 and a decrease in interest and other income by $100,886.

Interest and other income decreased by $100,886 as a result of decreased investments during the current period. At December 31, 2008, the Company has investments in GIC of $4,000,000 as compared to investments in BA’s and GICs of approximately $15,000,000 at December 31, 2007.

The decrease in general and administrative expenses of $1,180,509 during the nine months ended December 31, 2008 resulted from increases in amortization of $21,592, consulting fees, directors’ fees and wages and benefits of 182,190, office, rent and administration of $68,726, professional fees of $136,982, regulatory, transfer agent and shareholder information of $13,311 offset by decreases in bank charges of $6,243, foreign exchange loss of $644,993, stock-based compensation of $699,346 and travel, promotion and investor relations of $252,728. The over-all decrease in general and administrative expenses during the period was primarily attributable to the Company’s efforts to streamline its operations as a result of the current market conditions.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

Below are the discussions on the significant changes in general and administrative expenses:

Consulting fees, directors’ fees and, wages and benefits increased by $182,190 as result of an increase in wages and benefits due to the Company’s hiring of additional personnel in support of its increasing exploration operations in Ghana, payment of directors’ fees of $600 per month to three directors of the Company effective November 1, 2007, an increase in consulting fees of US$5,000 per month to the CEO of the Company effective November 1, 2007, an increase in fees of $5,000 to a consultant effective February 1, 2008 and bonuses in the aggregate amount of $165,000 to its CEO, employees and consultants. The Company also incurred additional investor relations expenses related to its investment conferences participation in North America. In addition, the Company incurred IT consulting expenses during the period. During the prior period, no directors’ fees were paid, no additional investor relations expenses were incurred and no IT consulting expenses were incurred.

Professional fees increased by $136,982 as a result of increases in legal fees of $39,597 and audit and accounting fees of $98,455. The increase in legal fees resulted from various services performed related to the Company’s listing application on the Toronto Stock Exchange, Annual Report on Form 20-F, annual general meeting and other corporate general matters. The increase in audit and accounting fees resulted from audit fees of $70,112 paid to the Company’s auditors for the audit of the Company’s March 31, 2008 consolidated financial statements.

Foreign exchange loss decreased by $644,993 as a result of an increase in the exchange rate of Ghanaian Cedis during the period. The Company recorded a foreign exchange loss of $36,309 during the nine months ended December 31, 2008 as compared to a foreign exchange loss of $681,302 during the nine months ended December 1, 2007.

Stock-based compensation decreased by $699,346 as there were no stock option grants during the nine months ended December 31, 2008. Stock-based compensation of $230,142 recorded during the nine months ended December 31, 2008 relates to compensation expense calculated for vested options during the period. In addition, a majority of the outstanding options were already vested as of December 31, 2008.

Travel, promotion and investor relations decreased by $252,728 as a result of a fee paid related to a mail out of investment materials during the prior period. No such expense was incurred during the three months ended December 31, 2008.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
December 31, 2008	$ 34,591	$ 119,068	$ 0.00
September 30, 2008	$ 30,531	$ 900,508	$ 0.03
June 30, 2008	$ 90,409	$ 1,033,884	$ 0.04
March 31, 2008	$ 219,617	$ 1,182,959	$ 0.04
December 31, 2007	$ 72,827	$ 1,897,042	$ 0.07
September 30, 2007	$ 80,210	$ 625,014	$ 0.03
June 30, 2007	$ 103,380	$ 611,027	$ 0.03
March 31, 2007	$ 66,020	$ 1,889,260	$ 0.10

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $4,630,646 at December 31, 2008 compared to working capital of $15,063,520 at March 31, 2008, representing a decrease in working capital by $10,432,874. As at December 31, 2008, the Company had net cash and cash equivalents on hand of $4,898,886 compared to $15,241,053 at March 31, 2008. Net cash on hand decreased by $10,342,167 resulting from inflows of net cash of $2,166,700 from exercises of warrants and options less cash utilized for operations of $1,695,549, exploration expenditures of $10,620,617 and purchase of furniture and equipment of $192,701. During the same period in the prior fiscal year, the Company raised net cash of $13,789,413 from a private placement financing and exercise of warrants and options, utilized $2,228,359 of its cash for operations, $7,573,517 for exploration expenditures and $99,604 for purchase of furniture and equipment.

As at December 31, 2008, the Company’s cash and cash equivalents consisted of cash of $898,886 and Guaranteed Investment Certificates (“GICs”) of $4,000,000. The GICs will mature May 28, 2009 and bear interest at 3.15% per annum. The Company has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

Current assets excluding cash and cash equivalents at December 31, 2008 decreased by $105,197 from $198,999 at March 31, 2008 to $93,802 at December 31, 2008. The decrease in current assets is attributable to the decrease in prepaid expenses and deposits by $3,440 and a decrease in receivables by $101,757 as the Company received GST refunds of approximately $100,000 during the period.

Current liabilities at December 31, 2008 which mainly consisted of accounts payable and accrued liabilities of $362,042, of which $6,000 was due to related parties and the rest was due to various exploration and other vendors. Current liabilities decreased by $14,490 as a result of payments of outstanding obligations to various exploration and other vendors.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

Commitments:

During the nine months ended December 31, 2008, the Company signed an office premise lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013.

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years

Lease commitments (1)	$1,092,883	$498,613	$445,702	$148,568

 (1) The Company has entered into lease agreements for its corporate office premises.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $29,789,462 for acquisition and deferred exploration costs on these properties.

The Company also has continuing commitments with respect to these properties as described in Item 1.2 – Overall Performance.

Contingent Liability:

Keegan Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law.  Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.  The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and amount to a nuisance suit which will be vigorously defended.  The Ghana Minerals commission has also denied the allegations and filed a defense to the suit.  The Company’s potential liability for damages, if any, is currently not determinable.

Liquidity:

During the nine months ended December 31, 2008, the Company raised net cash of $2,166,700 as follows:

1.

773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker’s warrants.

2.

200,000 common shares were issued for gross proceeds of $184,000 on exercise of options.

During the year ended March 31, 2008, the Company raised net cash of $14,954,456 as follows:

1.

During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause. The underwriters received a cash commission of $676,500 plus 330,000 broker warrants exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

2.

1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker’s warrants.

3.

200,000 common shares were issued for gross proceeds of $184,000 on exercise of options.

The other sources of funds potentially available to the Company as of the date of this MD&A are through the exercise of outstanding 3,058,750 share purchase warrants at $3.25 per share which expire February 16, 2009, 330,000 warrants at $4.25 per share which expire May 27, 2009, 1,650,000 warrants at $5.25 per share which expire May 27, 2009 and 673,315 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 100,000 options at $2.85 per share which expire December 19, 2011, 19,000 options at $3.38 per share which expire March 7, 2012, 100,000 options at $3.60 per share which expire October 17, 2012 and 926,000 options at $4.20 per share which expire February 5, 2013. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercises of options and warrants. Although the Company presently has sufficient funds to continue to meet its anticipated ongoing operations, the Company may continue to have capital requirements in excess of its currently available resources to carry out any programs of work on the mineral properties and will therefore be required to raise additional funds. In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company’s overall success will be affected by its current or future business activities.

The Company has not had a history of operations or earnings and its overall success will be affected by its current or future business activities. The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

1.1

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

During the nine months ended December 31, 2008 and 2007, the Company entered into transactions with related parties as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

1.

Included in professional fees is $nil (2007 - $21,118) paid or accrued for legal fees to a company controlled by a director of the Company and $63,610 (2007 - $20,000) for accounting fees to a company controlled by an officer of the Company during the nine months ended December 31, 2008.

2.

Included in consulting fees, wages and benefits is $71,425 (2007 - $45,260) paid or accrued for consulting fees paid to an officer of the Company during the nine months ended December 31, 2008.

3.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the nine months ended December 31, 2008, the Company paid consulting fees and benefits of $159,647 (2007 - $141,263) under this agreement.

4.

During the nine months ended December 31, 2008, the Company paid or accrued $74,350 (2007 - $70,538) for geological fees to a director of the Company. These costs have been included in resource properties.

5.

During the nine months ended December 31, 2008, the Company paid directors’ fees of $16,200 (2007 - $nil) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at December 31, 2008 is $6,000 (March 31, 2008 - $55,933) owing to directors of the Company and a company controlled by a director and officer of the Company.

0.1

Fourth Quarter and Subsequent Events

Subsequent to December 31, 2008, 53,474 common shares were issued for gross proceeds of $49,196 on exercise of options.

0.2

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

0.3

Changes in Accounting Policies including Initial Adoption

Change in Accounting Policies

Effective April 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

1.

Comprehensive Income (Section 1530)

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard had no impact on the Company’s consolidated financial statements as at December 31, 2008 or for the nine months ended December 31, 2008.

2

Financial Instruments – Recognition and Measurement (Section 3855)

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

3

Financial Instruments – Disclosure and Presentation (Section 3861)

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading in accordance with S3855.57(a).

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

4.

Hedging (Section 3865)

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

5.

Accounting Changes (Section 1506)

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

6.

Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”).  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective for the year ended March 31, 2008. The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading. The adoption of this policy had no material effect on the Company’s financial statements.

Adoption of New Accounting Standards

The Company has adopted the following new CICA accounting standards effective April 1, 2008.

1.

Sections 3862 and 3863

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The Company’s financial instruments are presented in Note 10 to its consolidated financial statements as at and for the nine months ended December 31, 2008.

The initial adoption of Sections 3862 and 3863 had no impact on the Company’s consolidated results of financial position.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

2.

Section 1535

Effective April 1, 2008, the Company adopted new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. Disclosure for Section 1535 is provided in Note 11 to the Company’s consolidated financial statements as at and for the nine months ended December 31, 2008.

Recently Released Canadian Accounting Standard

The following CICA accounting standard that has been issued but not yet adopted by the Company.

1.

International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.13

Financial Instruments and Other Instruments

As at December 31, 2008, the Company’s financial instruments consist of cash and cash equivalents, receivables, prepaid expenses and deposits and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

1.

Credit risk

The Company is not exposed to any significant credit risk on its financial assets. Cash and cash equivalents consisting of Bankers Acceptance Notes (“BAs”) and Guaranteed Investment Certificates (“GICs”) have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. As at December 31, 2008, the Company had no financial assets that were either past due or impaired.

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to mitigate this risk.

2.

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2008, the Company had a cash balance of $4,898,886 to settle current liabilities of $362,042 which mainly consist of accounts payable that are considered short term and settled within 30 days. To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for fiscal 2009 to be approximately $4,000,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

3.

Market risk

i.

Interest rate risk

The Company’s accounts payable and accrued liabilities are non-interest bearing. As at December 31, 2008, the Company’s interest bearing assets are cash and cash equivalents. The Company maintains a minimum cash balance in its chequing account and transfers funds from its investment account when the need arises. The Company’s investments are placed in BAs and GICs which interest rates vary depending on the rates offered by the banks when the instruments mature and are automatically renewed. For the three month period ended December 31, 2008, the company recognized $23,041 in interest income from its interest bearing investments.

ii.

Foreign currency risk

The Company conducts part of its business in US dollars and Ghanaian Cedi and therefore is affected by variations in exchange rates. The Company does not have foreign currency hedges in place and does not actively manage this risk.

iii.

Price risk

The Company’s financial assets and liabilities are not exposed to price risk with respect to commodity prices.

The Company has risk concentrations associated with its cash account and investments which earn interest at prevailing interest rates. These rates fluctuate with changes in prevailing banking interest rates.

During the period ended December 31, 2008, there were no changes to the Company’s risk exposure or to the Company’s policies for risk management.

1.1

Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended December 31, 2008.

There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three and nine months ended December 31, 2008 and 2007

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design of internal controls over financial reporting as at December 31, 2008, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of outstanding share data:

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 28,440,648 shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

Exercise Price	Number Outstanding	Expiry date	Number exercisable

$0.92	673,315	February 3, 2010	673,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,230,000
$2.85	100,000	December 19, 2011	100,000
$3.38	19,000	March 7, 2012	19,000
$3.60	100,000	October 17, 2012	87,500
$4.20	926,000	February 5, 2013	694,500

	3,328,315		3,084,315

The following warrants were outstanding as at the date of this MD&A:

Number of Shares	Exercise Price	Expiry Date
3,058,750 (1)	$3.25	February 16, 2009
330,000	$4.25	May 27, 2009
1,650,000 (2)	$5.25	May 27, 2009

(1) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

 (2) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.